QuickLinks -- Click here to rapidly navigate through this document

Exhibit (b)(3)

Translation:

Confidential
Hako-Werke International GmbH
—Management—
Hamburger Straße 209-239
23843 Bad Oldesloe

January 26, 2004

Approval of credit application

Dear Professor Dr. Kottkamp:

In reference to our conversations, we readily confirm the line of credit reserved for Hako-Werke International GmbH in our institution starting on January 1, 2004—after our previous approval expired on December 30, 2003:

Credit type:	line of credit
Credit amount:	€2,500,000 (in words: two million five hundred thousand Euro)
Schedule:	Our commitment is valid until further notice
Purpose:	Financing of business operations
Utilization:	The line of credit can be used in the following ways:
	–	cash demands in Euro on a running invoice or short-term loans at a previously agreed upon fixed rate in Euro
	–	lending rate and acceptance rate loans in Euro depending on the refinancing options of our institution
Conditions:	The interest rate for using this credit line is variable
	–	The interest rate for cash demands on a running invoice is currently 7.75% p.a., valid until further notice. The interest is due after each quarter and will be debited to account no. 185184900.
	–	We will negotiate with you the terms and conditions for short-term loans at fixed rates as well as for lending rate and acceptance rate loans on an individual basis.
Securities:	The following collateral has be to provided:
A guaranty by both Hako-Werke GmbH and Hako Holding GmbH & Co. KG in the amount of €2,500,000.
Details will be set forth in separately entered into or already entered into security agreements. We will promptly submit the security declarations to the above mentioned companies.

Negative pledge:
You are obligated not to give to third parties any security whatsoever as collateral in exchange for similar loans for you or for companies that are members of your group, or have a member of the board or any other person on your behalf do so, and not to commit to or have someone else commit on your behalf to any obligations that entail any giving of collateral in exchange for loans for third party beneficiaries without having us either in advance or at the same time participate in that collateral at the same level (with respect to bankruptcy proceedings) or having given us collateral of equal value. The previous obligation does not extend to securities obtained for credits extended to suppliers by reserving the passing of title for goods and follow-up cession common in the industry as well as attachment and security rights of banks extending in accordance with their general terms of business.
Information:
You will keep us up date regarding the economic condition of your business as well as of the Hako Group. We request that you submit to us unsolicited the original certified audit reports of your company and of the Hako Group immediately upon completion, or 6 months but no later than 9 months after the qualifying date. The reports shall contain at the very least the legally required information. In the event the audit reports are not certified, all directors, as well as all owners that are liable have to sign all balance sheets. We ask that you continue to submit on a quarterly basis documentation illustrating the then current economic condition of your business.

We ask you to indicate your agreement by signing and returning the enclosed copy of this approval letter.

Best regards,

Deutsche Bank AG
Corporate and Investment Bank
Company Customers Germany

/s/  BLEIZIFFER GERKE

We fully agree to all the conditions set forth in this letter.

Hako-Werke International GmbH
Bad Oldesloe, 9.2.04 location, date	/s/ E. KOTTKAMP legally binding signature

QuickLinks

  Approval of credit application